EXHIBIT 99.13

Press Release

Third quarter 2019 results

In a weaker environment, continued strong cash flow generation and low carbon strategy development

	3Q19	Change vs 3Q18	9M19	Change vs 9M18

Oil price - Brent ($/b)	62.0	-18%	64.6	-10%

European gas price - NBP ($/Mbtu)	3.9	-54%	4.8	-37%

Adjusted net income (Group share)[1]

- in billions of dollars (B$)	3.02	-24%	8.66	-17%

- in dollars per share	1.13	-23%	3.20	-18%

DACF[1] (B$)	7.4	-2%	21.1	+6%

Cash Flow from operations (B$)	8.2	+43%	18.1	+29%

Net income (Group share) of 2.8 B$ in 3Q19, a 29% decrease compared to 3Q18

Net-debt-to-capital ratio of 21.1% at September 30, 2019

Hydrocarbon production of 3,040 kboe/d in 3Q19, an increase of 8.4% compared to 3Q18

Ex-dividend date for third 2019 interim dividend of 0.68 €/share on March 30, 2020

Paris, October 30, 2019 - Total’s Board of Directors met on October 29, 2019, to approve the Group’s third quarter 2019 financial statements. Commenting on the results, Chairman and CEO Patrick Pouyanné said:

“The Group continues to achieve solid results despite a third quarter environment compared to a year ago that was marked by an 18% decrease in the Brent price to $62/b and gas prices that fell by about 55% in Europe and Asia.

Cash flow (DACF) was essentially stable at $7.4 billion compared to a year ago, thanks to production growth of more than 8% from cash flow accretive projects. Year-to-date cash flow from the iGRP segment increased by nearly $1 billion, driven by LNG production growth of 55% (Yamal LNG in Russia and Ichthys in Australia). Thus Total reduced its organic pre-dividend breakeven to less than $25/b.

In this context, adjusted net income was $3.02 billion in the third quarter and nearly $9 billion in the first nine months of the year. The return on equity was 10.3%.

In Exploration & Production, the Group continues to high-grade its portfolio, particularly in Norway with the start-up of Johan Sverdrup and in the United Kingdom with the ramp-up of Culzean and the sale of high-breakeven mature assets. In Exploration, the Group became operator of a new high-potential pre-salt exploration block in Brazil and participated in two discoveries in Guyana.

The Group continues its dynamic strategy of growth in natural gas to contribute to the energy transition in concrete terms with the acquisition of Anadarko’s stake in Mozambique LNG, the launch of the Arctic LNG 2 project in Russia and the investment in the gas marketing partnership with conglomerate Adani in India.

It also continued to grow in low carbon electricity by adding 500 MW of new projects in France during the quarter, launching the construction of a third solar farm in Japan and joining forces with Envision to develop distributed solar projects in China.

Strong performance of the Downstream from leveraging its diversified portfolio of activities confirms the effectiveness of the integrated model. Downstream cash flow was $2 billion in the third quarter, up 14% year-on-year.

Total maintains a solid financial position with gearing of 17.2% excluding capitalized leases (21.1% including). In accordance with the decision of the Board of Directors announced on September 24, the Group is accelerating dividend growth and will distribute the third interim for 2019 in the amount of 0.68€ per share, an increase of 6% compared to 2018. In addition, given the resilience of its cash flow, the Group bought back $1.15 billion of its shares through September and will buy back a total of $1.75 billion of its shares in 2019.”

1 Definition on page 2

Key figures2

3Q19	2Q19	3Q18	3Q19 vs 3Q18	In millions of dollars, except effective tax rate, earnings per share and number of shares	9M19	9M18	9M19 vs 9M18

3,673	3,589	4,548	-19%	Adjusted net operating income from business segments	10,675	12,112	-12%

1,734	2,022	2,439	-29%	Exploration & Production*	5,478	6,571	-17%

574	429	697	-18%	Integrated Gas, Renewables & Power*	1,595	1,743	-8%

952	715	938	+1%	Refining & Chemicals	2,423	2,479	-2%

413	423	474	-13%	Marketing & Services	1,179	1,319	-11%

521	457	865	-40%	Contribution of equity affiliates to adjusted net income	1,592	2,268	-30%

30.7%	33.0%	38.6%		Group effective tax rate[3]	34.9%	38.9%

3,017	2,887	3,958	-24%	Adjusted net income (Group share)	8,663	10,395	-17%

1.13	1.05	1.47	-23%	Adjusted fully-diluted earnings per share (dollars)[4]	3.20	3.88	-18%

1.01	0.94	1.26	-20%	Adjusted fully-diluted earnings per share (euros)**	2.85	3.25	-12%

2,614	2,625	2,637	-1%	Fully-diluted weighted-average shares (millions)	2,621	2,618	-

2,800	2,756	3,957	-29%	Net income (Group share)	8,667	10,314	-16%

3,296	3,028	2,568	+28%	Organic investments[5]	9,107	7,967	+14%

3,422	402	3,640	-6%	Net acquisitions[6]	4,131	4,893	-16%

6,718	3,430	6,208	+8%	Net investments[7]	13,238	12,860	+3%

6,853	6,707	7,088	-3%	Operating cash flow before working capital changes[8]	19,593	18,857	+4%

7,385	7,208	7,507	-2%	Operating cash flow before working capital changes w/o financial charges (DACF)[9]	21,129	19,972	+6%

8,206	6,251	5,736	+43%	Cash flow from operations	18,086	14,063	+29%

2019 data take into account the impact of the new rule IFRS16 “Leases”, effective January 1, 2019.

* 3Q18 and first nine months 2018 restated; historical data for 2017 and 2018 available on www.total.com.

** Average €-$ exchange rate: 1.1119 in the third quarter 2019 and 1.1236 in the first nine months 2019.

Highlights since the beginning of the third quarter 201910

●	Finalized acquisition of Anadarko’s stake in Mozambique LNG

●	Launched Arctic LNG 2 project in Russia

●	Expanded partnership with Adani to supply and market natural gas in India

●	Signed agreements with Benin to develop LNG market there

●	Started production at Johan Sverdrup in the North Sea

●	Expanded Brazil pre-salt footprint with new deep offshore exploration license

●	Inaugurated 1000th Total service station equipped with solar panels

●	Launched construction of third solar farm in Japan

●	Alliance with Envision in the fast-growing distributed solar energy market in China

●	Acquired renewable energy company Vents d’Oc in France

●	Increased ethylene production capacity by 30% at Hanwha Total Petrochemical in South Korea

●	Announced creation of a digital factory to accelerate the digital transformation of the Group

2 Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value; adjustment items are on page 11.

3 Tax on adjusted net operating income / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

4 In accordance with IFRS rules, adjusted fully-diluted earnings per share is calculated from the adjusted net income less the interest on the perpetual subordinated bond

5 Organic investments = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.

6 Net acquisitions = acquisitions – assets sales – other transactions with non-controlling interests (see page 11).

7 Net investments = Organic investments + net acquisitions (see page 11).

8 Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, and effective second quarter 2019 including organic loan repayments from equity affiliates. The inventory valuation effect is explained on page 14. The reconciliation table for different cash flow figures is on page 12.

9 DACF = debt adjusted cash flow, is defined as operating cash flow before working capital changes and financial charges.

10 Certain transactions referred to in the highlights are subject to approval by authorities or to other conditions as per the agreements.

Key figures of environment and Group production

>     Environment* – liquids and gas price realizations**, refining margins

3Q19	2Q19	3Q18	3Q19 vs 3Q18		9M19	9M18	9M19 vs 9M18
62.0	68.9	75.2	-18%	Brent ($/b)	64.6	72.1	-10%

2.3	2.5	2.9	-19%	Henry Hub ($/Mbtu)	2.6	2.8	-10%

3.9	4.1	8.4	-54%	NBP ($/Mbtu)	4.8	7.6	-37%

4.7	4.9	10.7	-56%	JKM ($/Mbtu)	5.4	9.7	-44%

58.0	63.7	68.8	-16%	Average price of liquids ($/b)**	60.0	66.1	-9%

3.48	3.82	5.06	-31%	Average price of gas ($/Mbtu)**	3.93	4.83	-19%

47.4	27.6	47.2	-	Variable cost margin - Refining Europe, VCM ($/t)	36.2	37.3	-3%

* The indicators are shown on page 15.

** Consolidated subsidiaries.

>     Production*

3Q19	2Q19	3Q18	3Q19 vs 3Q18		9M19	9M18	9M19 vs 9M18

3,040	2,957	2,804	+8%	Hydrocarbon production (kboe/d)	2,981	2,742	+9%

1,441	1,407	1,431	+1%	Oil (including bitumen) (kb/d)	1,424	1,377	+3%

1,599	1,549	1,373	+16%	Gas (including condensates and associated NGL) (kboe/d)	1,557	1,365	+14%

3,040	2,957	2,804	+8%	Hydrocarbon production (kboe/d)	2,981	2,742	+9%

1,720	1,624	1,611	+7%	Liquids (kb/d)	1,658	1,558	+6%

7,399	7,477	6,557	+13%	Gas (Mcf/d)	7,399	6,465	+14%

* Group production = EP production + iGRP production.

Hydrocarbon production was 3,040 thousand barrels of oil equivalent per day (kboe/d) in third quarter 2019, an increase of 8% compared to last year, due to:

●	+12% related to the start-up and ramp-up of new projects, including Yamal LNG in Russia, Ichthys in Australia, Kaombo in Angola and Egina in Nigeria, and Culzean in the United Kingdom,
●	-3% due to the natural decline of the fields,
●	-1% due to maintenance, notably in Norway.

Hydrocarbon production was 2,981 thousand barrels of oil equivalent per day (kboe/d) in the first nine months 2019, an increase of 9% compared to last year, due to:

●	+12% related to the start-up and ramp-up of new projects, including Yamal LNG in Russia, Ichthys in Australia, Kaombo in Angola and Egina in Nigeria,
●	+1% due to portfolio effect, notably the integration of the Maersk Oil assets,
●	-3% due to the natural decline of the fields,
●	-1% due to maintenance, notably in Nigeria and Norway.

Analysis of business segments

Exploration & Production (EP – redefined scope)

>  Production

			3Q19				9M19
3Q19	2Q19	3Q18	vs	Hydrocarbon production	9M19	9M18	vs
			3Q18				9M18

2,501	2,398	2,433	+3%	EP (kboe/d)	2,442	2,389	+2%

1,647	1,551	1,575	+5%	Liquids (kb/d)	1,587	1,522	+4%

4,654	4,629	4,678	-1%	Gas (Mcf/d)	4,663	4,729	-1%

>  Results

			3Q19				9M19
3Q19	2Q19	3Q18	vs	In millions of dollars, except effective tax rate	9M19	9M18	vs
			3Q18				9M18

1,734	2,022	2,439	-29%	Adjusted net operating income*	5,478	6,571	-17%

297	239	316	-6%	including income from equity affiliates	749	871	-14%

39.7%	39.5%	47.5%		Effective tax rate**	42.8%	47.5%

2,065	1,995	1,605	+29%	Organic investments	6,018	5,188	+16%

(3)	204	373	ns	Net acquisitions	239	2,305	-90%

2,061	2,199	1,978	+4%	Net investments	6,256	7,493	-17%

4,451	4,882	5,200	-14%	Operating cash flow before working capital changes ***	13,579	13,921	-2%

5,007	3,768	4,431	+13%	Cash flow from operations ***	12,711	12,227	+4%

* Details on adjustment items are shown in the business segment information annex to financial statements.

** Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).

*** Excluding financial charges, except those related to leases.

Exploration & Production adjusted net operating income was:

●	1,734 M$ in the third quarter 2019, a decrease of 29% year-on-year, impacted notably by lower Brent and natural gas prices as well as higher DD&A expenses on new projects.
●	5,478 M$ in the first nine months 2019, a decrease of 17%, for the same reasons.

Operating cash flow before working capital changes, compared to last year, decreased by 14% in the third quarter to 4.5 B$ and by 2% in the first nine months to 13.6 B$. The start-up of highly accretive cash flow projects offset the effect of lower Brent and gas prices.

Integrated Gas, Renewables & Power (iGRP)

>  Production and liquefied natural gas (LNG) sales

			3Q19				9M19
3Q19	2Q19	3Q18	vs	Hydrocarbon production (kboe/d)	9M19	9M18	vs
			3Q18				9M18

539	559	371	+45%	iGRP (kboe/d)	539	353	+53%

73	73	36	x2	Liquids (kb/d)	71	36	+94%

2,745	2,848	1,879	+46%	Gas (Mcf/d)	2,736	1,736	+58%

			3Q19				9M19
3Q19	2Q19	3Q18	vs	Liquefied Natural Gas in Mt	9M19	9M18	vs
			3Q18				9M18

7.4	8.5	6.2	+20%	Overall LNG sales	23.7	13.9	+71%

4.2	4.1	2.8	+50%	incl. Sales from equity production*	12.0	7.7	+55%

5.5	6.7	5.1	+8%	incl. Sales by Total from equity production and third party purchases	18.3	10.5	+75%

* The Group’s equity production may be sold by Total or by the joint ventures.

Production growth compared to a year ago is essentially linked to the start-up of production from the Ichthys project in Australia in the third quarter 2018 and the successive start-ups of trains at Yamal LNG in Russia.

Total LNG sales increased by 20% compared to last year for the third quarter thanks to the ramp-up of Yamal LNG and Ichthys as well as the start-up of the first train at Cameron LNG in the United States.

Total LNG sales increased by 71% in the first nine months 2019 for the same reasons as well as the acquisition of the portfolio of LNG contracts from Engie in the third quarter 2018.

>  Results

			3Q19				9M19
3Q19	2Q19	3Q18	vs	In millions of dollars	9M19	9M18	vs
			3Q18				9M18

574	429	697	-18%	Adjusted net operating income*	1,595	1,743	-8%

206	195	324	-36%	including income from equity affiliates	656	802	-18%

641	442	407	+57%	Organic investments	1,576	1,131	+39%

3,375	159	3,341	+1%	Net acquisitions	3,934	3,047	+29%

4,015	601	3,748	+7%	Net investments	5,509	4,178	+32%

848	869	553	+53%	Operating cash flow before working capital changes **	2,327	1,438	+62%

401	641	(164)	ns	Cash flow from operations **	1,934	162	x11.9

* Detail of adjustment items shown in the business segment information annex to financial statements.

** Excluding financial charges, except those related to leases.

Driven by strong LNG sales growth, operating cash flow before working capital changes for the iGRP segment increased by 53% in the third quarter 2019 and 62% in the first nine months 2019.

Adjusted net operating income was 574 M$ in the third quarter 2019 and 1,595 M$ in the first nine months 2019, a decrease of 18% and 8%, respectively, compared to last year, impacted by lower gas prices in Europe and Asia in particular as well as higher DD&A expenses on new projects.

Downstream (Refining & Chemicals and Marketing & Services)

> Results

3Q19	2Q19	3Q18	3Q19 vs 3Q18	In millions of dollars	9M19	9M18	9M19 vs 9M18

1,365	1,138	1,412	-3%	Adjusted net operating income*	3,602	3,798	-5%

569	557	540	+5%	Organic investments	1,446	1,575	-8%

52	38	(75)	ns	Net acquisitions	(41)	(458)	ns

622	595	465	+34%	Net investments	1,405	1,117	+26%

1,995	1,432	1,754	+14%	Operating cash flow before working capital changes **	5,113	4,768	+7%

3,058	2,269	2,090	+46%	Cash flow from operations **	5,021	2,761	+82%

* Detail of adjustment items shown in the business segment information annex to financial statements.

** Excluding financial charges, except those related to leases.

Refining & Chemicals

> Refinery throughput and utilization rates*

3Q19	2Q19	3Q18	3Q19 vs 3Q18		9M19	9M18	9M19 vs 9M18

1,719	1,595	1,953	-12%	Total refinery throughput (kb/d)	1,725	1,840	-6%

503	447	654	-23%	France	514	616	-17%

757	679	795	-5%	Rest of Europe	753	737	+2%

459	469	504	-9%	Rest of world	458	487	-6%

82%	77%	92%		Utlization rate based on crude only**	83%	87%

* Includes refineries in Africa reported in the Marketing & Services segment.

** Based on distillation capacity at the beginning of the year.

Refinery throughput volumes:

●	decreased by 12% in the third quarter 2019 year-on-year, notably as a result of the start of planned maintenance at Normandy and the partial contribution of Grandpuits in France this quarter.
●	decreased by 6% in the first nine months 2019 year-on-year for the same reasons.

> Results

3Q19	2Q19	3Q18	3Q19 vs 3Q18	In millions of dollars	9M19	9M18	9M19 vs 9M18

952	715	938	+1%	Adjusted net operating income*	2,423	2,479	-2%

354	353	295	+20%	Organic investments	947	989	-4%

19	(58)	(6)	ns	Net acquisitions	(163)	(313)	ns

374	295	289	+29%	Net investments	785	676	+16%

1,373	806	1,174	+17%	Operating cash flow before working capital changes **	3,283	3,112	+5%

1,575	1,658	1,338	+18%	Cash flow from operations **	2,695	1,228	x2.2

* Detail of adjustment items shown in the business segment information annex to financial statements.

** Excluding financial charges, except those related to leases.

Adjusted net operating income for the Refining & Chemicals segment increased by 1% to 952 M$ in the third quarter 2019, benefiting notably from more favorable petrochemical margins in Europe, and decreased by 2% in the first nine months 2019 to 2,423 M$.

Operating cash flow before working capital changes was 1,373 M$ in the third quarter 2019 and 3,283 M$ in the first nine months 2019, an increase of 17% and 5%, respectively, compared to 2018.

Marketing & Services

>  Petroleum product sales

3Q19	2Q19	3Q18	3Q19 vs 3Q18	Sales in kb/d*	9M19	9M18	9M19 vs 9M18
1,848	1,860	1,818	+2%	Total Marketing & Services sales	1,848	1,806	+2%

1,034	1,004	1,024	+1%	Europe	1,017	1,006	+1%

814	856	794	+3%	Rest of world	831	800	+4%

* Excludes trading and bulk refining sales

Sales of petroleum products increased by 2% in the third quarter 2019 and the first nine months 2019, due to the development of activities in the African and American regions, notably Mexico and Brazil.

>  Results

3Q19	2Q19	3Q18	3Q19 vs 3Q18	In millions of dollars	9M19	9M18	9M19 vs 9M18

413	423	474	-13%	Adjusted net operating income*	1,179	1,319	-11%

215	204	245	-12%	Organic investments	498	586	-15%

33	96	(69)	ns	Net acquisitions	121	(145)	ns

248	300	176	+41%	Net investments	620	441	+41%

622	626	580	+7%	Operating cash flow before working capital changes **	1,830	1,656	+10%

1,483	611	752	+97%	Cash flow from operations **	2,326	1,533	+52%

* Detail of adjustment items shown in the business segment information annex to financial statements.

** Excluding financial charges, except those related to leases

Adjusted net operating income was 413 M$ in the third quarter 2019, a decrease of 13%, and 1,179 M$ for the first nine months of 2019.

Operating cash flow before working capital changes was 622 M$ in the third quarter 2019 and 1,830 M$ in the first nine months 2019, an increase of 7% and 10%, respectively, compared to 2018.

Group results

>  Adjusted net operating income from business segments

Adjusted net operating income from the business segments was:

●	3,673 M$ in the third quarter 2019, down 19% compared to last year due to lower Brent and natural gas prices.
●	10,675 M$ in the first nine months 2019, down 12% compared to last year for the same reasons.

>  Adjusted net income (Group share)

Adjusted net income (Group share) was:

●	3,017 M$ in the third quarter 2019, down 24% compared to last year. This decrease reflects the decrease in the adjusted net operating income of the segments.
●

8,663 M$ in the first nine months 2019, down 17% compared to last year for the same reasons and the increase in the net cost of net debt compared to a year ago mainly due to the rise in U.S. dollar interest rates.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of effects of changes in fair value11.

Total net income adjustments12 were:

●	-217 M$ in the third quarter 2019.
●	4 M$ in the first nine months 2019.

The effective tax rate for the Group was:

●	30.7% in the third quarter 2019, compared to 38.6% the same quarter last year, mainly due to the lower tax rate for Exploration & Production segment linked to the lower hydrocarbon prices.
●	34.9% in the first nine months 2019, compared to 38.9% the first nine months 2018, for the same reasons.

[11]	Adjustment items shown on page 11.
[12]	Details shown on page 11 and in the annex to the financial statements.

>   Adjusted fully-diluted earnings per share

Adjusted earnings per share was:

●	$1.13 in the third quarter 2019, a decrease of 23%, calculated on the basis of a weighted average of 2,614 million fully-diluted shares, compared to $1.47 in the third quarter 2018.
●	$3.20 in the first nine months 2019, a decrease of 18%, calculated on the basis of a weighted average of 2,621 million fully-diluted shares, compared to $3.88 in the first nine months 2018.

In the framework of the shareholder return policy announced in February 2018, the Group has continued to buy back shares, including:

●	the buyback of 16.1 million shares, representing all shares issued in 2019 under the scrip dividend option until it was terminated.
●

the buyback of additional shares: 8 million shares repurchased in the third quarter 2019 for 0.40 B$ and 21.7 million shares in the first nine months 2019 for 1.15 B$ as part of the 5 B$ buyback program for 2018-20.

The number of fully-diluted shares was 2,614 million on September 30, 2019.

>   Acquisitions - asset sales

Acquisitions were:

●	4,429 M$ in the third quarter 2019, linked notably to the acquisition of Anadarko’s interest in Mozambique LNG.
●

5,713 M$ in the first nine months 2019, linked notably to the elements above as well as to the signing of the acquisition of a 10% stake in the Arctic LNG 2 project in Russia and the acquisition of Chevron’s interest in the Danish Underground Consortium in Denmark.

Asset sales were:

●	1,007 M$ in the third quarter 2019, including notably the payment received with the take-over of the Toshiba LNG portfolio in the United States.
●

1,582 M$ in the first nine months 2019, linked notably to the elements above and the sale of the interest in the Wepec refinery in China, the sale of the Group’s interest in the Hazira terminal in India and polystyrene activities in China.

>   Net cash flow

Net cash flow13 for the Group was:

●	135 M$ in the third quarter 2019, a decrease of 745 M$ from last year due to increased net acquisitions.
●	6,355 M$ in the first nine months 2019, an increase of 358 M$ from last year due to higher operating cash flow before working capital changes partially offset by higher net acquisitions.

>   Profitability

The return on equity was 10.3% for the twelve months ended September 30, 2019.

In millions of dollars	October 1, 2018 September 30, 2019	July 1, 2018 June 30, 2019	October 1, 2017 September 30, 2018

Adjusted net income	12,104	13,125	13,679

Average adjusted shareholders’ equity	117,037	117,787	114,729

Return on equity (ROE)	10.3%	11.1%	11.9%

The return on average capital employed was 9.6% for the twelve months ended September 30, 2019.

In millions of dollars	October 1, 2018 September 30, 2019	July 1, 2018 June 30, 2019	October 1, 2017 September 30, 2018

Adjusted net operating income	14,094	15,087	15,295

Average capital employed	146,222	145,247	138,242

ROACE	9.6%	10.4%	11.1%

Total S.A. accounts

Net income for Total S.A., the parent company, was 5,934 million euros in the first nine months 2019, compared to 4,814 million euros a year ago.

13 Net cash flow = operating cash flow before working capital changes - net investments (including other transactions with non-controlling interests).

2019 Sensitivities*

	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow from operations
Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$
Average liquids price**	+/- 10 $/b	+/- 2.7 B$	+/- 3.2 B$
Variable cost margin, European refining (VCM)	+/- 10 $/t	+/- 0.5 B$	+/- 0.6 B$

* Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about the Group’s portfolio in 2019. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.

** In a 60 $/b Brent environment.

Summary and outlook

Since the start of the fourth quarter 2019, Brent has traded around 60 $/b on average. The environment remains volatile, with uncertainty about hydrocarbon demand growth related to the outlook for global economic growth and in a context of geopolitical instability.

The Group maintains its cost discipline and the organic pre-dividend cash flow breakeven will remain below 30 $/b. The Group continues its cost reduction program with more than 0.5 B$ of additional savings this year to reach cumulative savings of more than 4.7 B$ by the end of 2019. It will continue its 5 B$ asset sale program over the 2019-20 period (1.6 B$ was completed at the end of September) and 2019 net investments should be less than 18 B$.

Production growth should reach 9% in 2019, thanks to ramp-ups on projects started in 2018, start-ups since the beginning of the year, including Kaombo Sul in Angola and Culzean in the UK North Sea, Johan Sverdrup in Norway, and the upcoming Iara 1 in Brazil.

The Group will continue to implement its strategy for profitable growth on the integrated gas and low carbon electricity chains, and the iGRP segment will benefit in 2020 from the start-ups of Yamal LNG train 4 as well as Cameron LNG trains 2&3.

Despite volatile European refining margins, the Downstream is well positioned to generate cash flow close to 7 B$ in 2019.

Taking into account the stronger visibility on the Group’s future, the Board of Directors decided on September 23, 2019, to accelerate dividend growth for the coming years with guidance of increasing the dividend by 5-6% per year. In addition, the Group will continue to buy back shares within the framework of its 5 B$ share buyback program over the 2018-20 period at 60 $/b with the cumulative projected amount of 3.25 B$ by the end of 2019.

●    ●     ●

To listen to the presentation by CFO Jean-Pierre Sbraire today at 13:00 (London time) please log on to total.com or call +44 (0) 207 192 8000 in Europe or +1 631 510 7495 in the United States (code: 2076368). To listen to the replay, please consult the website or call +44 (0) 333 300 9785 in Europe or +1 917 677 7532 in the United States (code: 2076368).

* * * * *

Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investors Relations: +44 (0) 207 719 7962 l ir@total.com

Operating information by segment

> Group production (Exploration & Production + iGRP)

3Q19	2Q19	3Q18	3Q19 vs 3Q18	Combined liquids and gas production by region (kboe/d)	9M19	9M18	9M19 vs 9M18

1,004	997	910	+10%	Europe and Central Asia	997	879	+13%

733	686	676	+8%	Africa	705	674	+5%

720	703	687	+5%	Middle East and North Africa	703	669	+5%

363	358	399	-9%	Americas	364	390	-7%

221	214	132	+68%	Asia-Pacific	212	129	+64%

3,040	2,957	2,804	+8%	Total production	2,981	2,742	+9%

698	750	645	+8%	includes equity affiliates	719	661	+9%

3Q19	2Q19	3Q18	3Q19 vs 3Q18	Liquids production by region (kb/d)	9M19	9M18	9M19 vs 9M18
367	328	341	+8%	Europe and Central Asia	349	324	+8%

583	549	528	+10%	Africa	558	514	+8%

562	546	538	+4%	Middle East and North Africa	543	526	+3%

163	160	186	-12%	Americas	167	180	-8%

44	41	18	x2.4	Asia-Pacific	41	14	x3

1,720	1,624	1,611	+7%	Total production	1,658	1,558	+6%

210	225	221	-5%	includes equity affiliates	217	252	-14%

3Q19	2Q19	3Q18	3Q19 vs 3Q18	Gas production by region (Mcf/d)	9M19	9M18	9M19 vs 9M18

3,431	3,639	3,069	+12%	Europe and Central Asia	3,498	2,993	+17%

768	703	776	-1%	Africa	754	801	-6%

866	866	830	+4%	Middle East and North Africa	879	793	+11%

1,124	1,107	1,198	-6%	Americas	1,111	1,183	-6%

1,210	1,162	684	+77%	Asia-Pacific	1,157	695	+66%

7,399	7,477	6,557	+13%	Total production	7,399	6,465	+14%

2,635	2,868	2,313	+14%	includes equity affiliates	2,718	2,199	+24%

> Downstream (Refining & Chemicals and Marketing & Services)

3Q19	2Q19	3Q18	3Q19 vs 3Q18	Petroleum product sales by region (kb/d)	9M19	9M18	9M19 vs 9M18

1,999	2,018	2,030	-2%	Europe	2,013	1,958	+3%

677	751	760	-11%	Africa	695	722	-4%

920	846	979	-6%	Americas	868	847	+2%

541	536	569	-5%	Rest of world	564	631	-11%

4,136	4,152	4,338	-5%	Total consolidated sales	4,141	4,158	-

544	535	581	-6%	Includes bulk sales	545	569	-4%

1,745	1,757	1,939	-10%	Includes trading	1,748	1,783	-2%

Adjustment items to net income (Group share)

3Q19	2Q19	3Q18	In millions of dollars	9M19	9M18
(156)	(56)	(152)	Special items affecting net income (Group share)	(226)	(705)

-	-	89	Gain (loss) on asset sales	-	(14)

(20)	(31)	(39)	Restructuring charges	(53)	(106)

(160)	(57)	(88)	Impairments	(217)	(336)

24	32	(114)	Other	44	(249)

(71)	(28)	160	After-tax inventory effect : FIFO vs. replacement cost	289	632

10	(47)	(9)	Effect of changes in fair value	(59)	(8)

(217)	(131)	(1)	Total adjustments affecting net income	4	(81)

Investments - Divestments

3Q19	2Q19	3Q18	3Q19 vs 3Q18	In millions of dollars	9M19	9M18	9M19 vs 9M18

3,296	3,028	2,568	+28%	Organic investments ( a )	9,107	7,967	+14%

152	185	156	-3%	capitalized exploration	569	405	+41%

242	370	147	+65%	increase in non-current loans	742	458	+62%

(61)	(254)	(688)	ns	repayment of non-current loans, excluding organic loan repayment from equity affiliates*	(449)	(1,685)	ns

(109)	-	-	ns	change in debt from renewable projects (Group share)	(109)	-	ns

4,429	614	3,228	+37%	Acquisitions ( b )	5,713	7,343	-22%

1,007	212	209	x4.8	Asset sales ( c )	1,582	3,071	-48%

105	-	-	ns	change in debt from renewable projects (partner share)	105	-	ns

-	-	(621)	ns	Other transactions with non-controlling interests ( d )	-	(621)	ns

6,718	3,430	6,208	+8%	Net investments ( a + b - c - d )	13,238	12,860	+3%

(101)	(99)	-	ns	Organic loan repayment from equity affiliates* ( e )	(200)	-	ns

214	-	-	ns	Change in debt from renewable projects ** ( f )	214	-	ns

6,831	3,331	5,587	+22%	Cash flow used in investing activities ( a + b - c + e + f )	13,252	12,239	+8%

* Effective second quarter 2019, organic loan repayments from equity affiliates are defined as loan repayments from equity affiliates coming from their cash flow from operations.

** Change in debt from renewable projects (Group share and partner share).

Cash flow

3Q19	2Q19	3Q18	3Q19 vs 3Q18	In millions of dollars	9M19	9M18	9M19 vs 9M18

7,385	7,208	7,507	-2%	Operating cash flow before working capital changes w/o financials charges (DACF)	21,129	19,972	+6%

(532)	(501)	(419)	ns	Financial charges	(1,536)	(1,115)	ns

6,853	6,707	7,088	-3%	Operating cash flow before working capital changes ( a )	19,593	18,857	+4%

1,523	(317)	(1,578)	ns	(Increase) decrease in working capital	(1,764)	(5,656)	ns

(69)	(40)	226	ns	Inventory effect	457	862	-47%

(101)	(99)	-	ns	Organic loan repayment from equity affiliates	(200)	-	ns

8,206	6,251	5,736	+43%	Cash flow from operations	18,086	14,063	+29%

3,296	3,028	2,568	+28%	Organic investments ( b )	9,107	7,967	+14%

3,557	3,679	4,520	-21%	Free cash flow after organic investments, w/o net asset sales ( a - b )	10,486	10,890	-4%

6,718	3,430	6,208	+8%	Net investments ( c )	13,238	12,860	+3%

135	3,277	880	-85%	Net cash flow ( a - c )	6,355	5,997	+6%

Gearing ratio*

In millions of dollars	09/30/2019	06/30/2019	09/30/2018

Current borrowings	14,631	16,221	15,180

Net current financial assets	(3,012)	(3,110)	(2,884)

Net financial assets classified as held for sale	-	-	(14)

Non-current financial debt	47,923	45,394	41,088

Hedging instruments of non-current debt	(767)	(771)	(1,129)

Cash and cash equivalents	(27,454)	(26,723)	(25,252)

Net debt (a)	31,321	31,011	26,989

Shareholders’ equity - Group share	114,994	116,862	118,193

Non-controlling interests	2,319	2,362	2,430

Shareholders’ equity (b)	117,313	119,224	120,623

Net-debt-to-capital ratio = a / (a + b)	21.1%	20.6%	18.3%

Net-debt-to-capital ratio excluding leases	17.2%	16.7%	17.3%

*The net-debt-to-capital ratios on September 30, 2019 and June 30, 2019 include the impact of the new IFRS 16 rule, effective January 1, 2019.

Return on average capital employed

>	Twelve months ended September 30, 2019

In millions of dollars	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Group
Adjusted net operating income	7,454	2,271	3,323	1,512	14,094

Capital employed at 09/30/2018*	92,104	36,587	12,884	6,841	145,298

Capital employed at 09/30/2019*	88,560	41,516	11,658	7,570	147,145

ROACE	8.3%	5.8%	27.1%	21.0%	9.6%
> Twelve months ended June 30, 2019

In millions of dollars	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Group
Adjusted net operating income	8,159	2,394	3,309	1,573	15,087

Capital employed at 06/30/2018*	92,296	30,861	12,939	7,040	141,878

Capital employed at 06/30/2019*	90,633	37,290	12,300	8,535	148,617

ROACE	8.9%	7.0%	26.2%	20.2%	10.4%

* At replacement cost (excluding after-tax inventory effect).

This press release presents the results for the third quarter and first nine months of 2019 from the consolidated financial statements of TOTAL S.A. as of September 30, 2019). The limited review procedures by the Statutory Auditors are underway. The notes to these consolidated financial statements (unaudited) are available on the TOTAL website total.com

This document may contain forward-looking information on the Group (including objectives and trends), as well as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business, strategy and plans of TOTAL.

Such forward-looking information and statements included in this document are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future, and are subject to a number of risk factors that could lead to a significant difference between actual results and those anticipated, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, changes in regulations including environmental and climate, currency fluctuations, as well as economic and political developments and changes in business conditions. Certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Neither TOTAL nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Further information on factors, risks and uncertainties that could affect the Group’s business, financial condition, including its operating income and cash flow, reputation or outlook is provided in the most recent Registration Document, the French language version of which is filed by the Company with the French Autorité des Marchés Financiers and annual report on Form 20-F/A filed with the United States Securities and Exchange Commission (“SEC”).

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL. In addition to IFRS measures, certain alternative performance indicators are presented, such as performance indicators excluding the adjustment items described below (adjusted operating income, adjusted net operating income, adjusted net income), return on equity (ROE), return on average capital employed (ROACE), gearing ratio and operating cash flow before working capital changes. These indicators are meant to facilitate the analysis of the financial performance of TOTAL and the comparison of income between periods. They allow investors to track the measures used internally to manage and measure the performance of the Group.

These adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differentials between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects, for some transactions, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value.

Euro amounts presented for the fully adjusted-diluted earnings per share represent dollar amounts converted at the average euro-dollar (€-$) exchange rate for the applicable period and are not the result of financial statements prepared in euros.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this press release, such as “potential reserves” or “resources”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F/A, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at our website total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov.